September 11, 2018

Toshihiro Kuriyama
President, Chairman of the Board of Directors
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo 145-8501
Japan

       Re: Alps Electric Co., Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted August 24, 2018
           CIK No. 0000900278

Dear Mr. Kuriyama:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-4

Discounted Cash Flow Analysis, page 51

1. Disclose the substance of your response to prior comment 12 with regard to the use of perpetual growth rates of 0% and a higher EBITDA Multiple for Alps Electric than for
       Alpine. If Alpine is expected to have a higher growth rate than Alps Electric, include disclosure of why a higher EBITDA Multiple for Alps Electric was viewed as appropriate. Similarly, disclose the substance of your response to prior comment 15.
 Toshihiro Kuriyama
Alps Electric Co., Ltd.
September 11, 2018
Page 2
Directors of ALPS ALPINE Following the Share Exchange, page 114

2. We note your response to prior comment 17. If the individuals who will become executive officers of ALPS ALPINE following the share exchange are known, please disclose those individuals and the executive officers positions that they will hold.
        You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Daniel
Morris, Special Counsel, at (202) 551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameToshihiro Kuriyama
                                                           Division of
Corporation Finance
Comapany NameAlps Electric Co., Ltd.
                                                           Office of
Electronics and Machinery
September 11, 2018 Page 2
cc:       Masahisa Ikeda, Esq.
FirstName LastName